                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 12)*


                          TRIANGLE PACIFIC CORPORATION
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                    Common Stock,  par value $0.01 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   895912 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Michael E. Cahill, Esq.                 (213) 244-0000
Managing Director & General Counsel      865 South Figueroa Street, Suite 1800
The TCW Group, Inc.                      Los Angeles, California  90017
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               June 12, 1998

--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 2   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    THE TCW GROUP, INC.
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    Nevada
--------------------------------------------------------------------------------
Number of Shares               (7) Sole Voting Power
 Beneficially Owned                1,659,099
 Person With                  --------------------------------------------------
                               (8) Shared Voting Power
                                   4,250,085
                              --------------------------------------------------
                               (9) Sole Dispositive Power
                                   0
                              --------------------------------------------------
                              (10) Shared Dispositive Power
                                   5,909,184
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,909,184
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     40.06%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     HC, CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 3   of 23  Pages
          -----------                                        ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    TRUST COMPANY OF THE WEST
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares               (7) Sole Voting Power
 Beneficially Owned                482,532
 Person With                  --------------------------------------------------
                               (8) Shared Voting Power
                                   -0-
                              --------------------------------------------------
                               (9) Sole Dispositive Power
                                   -0-
                              --------------------------------------------------
                              (10) Shared Dispositive Power
                                   482,532
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     482,532
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.27%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 4   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    TCW ASSET MANAGEMENT COMPANY
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,176,567
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,250,085
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  5,426,652
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,426,652
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     36.79%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 5   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    TCW SPECIAL CREDITS
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               837,514
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  837,514
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     837,514
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.68%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 6   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    OAKTREE CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               159,716
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,250,085
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,409,801
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,409,801
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.89%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 7   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    TCW SPECIAL CREDITS FUND III b
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               339,709
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  339,709
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     339,709
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.30%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 8   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,250,085
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,250,085
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,250,085
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.81%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 9   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

    TCW SPECIAL CREDITS TRUST
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               337,717
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  337,717
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     337,717
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.29%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 10   of 23  Pages
          -----------                                         ---     ---

--------------------------------------------------------------------------------
(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
    Person

     TCW SPECIAL CREDITS TRUST III b
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a)  / /
    of a Group*                               (b)  /X/
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds*
    Not applicable.
--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    California
--------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               144,815
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             ---------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             ---------------------------------------------------
                             (10) Shared Dispositive Power
                                  144,815
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     144,815
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.98%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Triangle Pacific Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 16803 Dallas Parkway, Dallas, Texas 75248.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

     (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

     (2) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

     (3) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

     (4) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

     (5) TCW Special Credits Fund IIIb ("Fund IIIb"), of which Special Credits is the general partner;

     (6) TCW Special Credits Fund V - The Principal Fund, a California limited partnership of which TAMCO is the general partner ("Principal Fund");

     (7) Two California collective investment trusts, TCW Special Credits Trust and TCW Special Credits Trust IIIb (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee; and

     (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), manager of the Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree.

Special Credits, Special Credits Trusts and Fund IIIb are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, the Special Credits Entities and the Principal Fund are hereinafter collectively referred to as the "TCW Related Entities. "Special Credits is also the investment manager of third party accounts which invest in similar securities as the Special Credit Entities (the "Special Credits Accounts"), and Oaktree is also the investment manager of a third party account which holds shares of the Issuer's Common Stock (the "Oaktree Account").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors, including the Principal Fund. Special Credits provides investment advice and management services to Fund IIIb and Special Credits Accounts. Fund IIIb is an investment partnership which invests in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The Principal Fund is a limited partnership which invests in entities in which there is a potential for the Principal Fund to exercise significant influence over such entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The Special Credits Entities and the Special Credits Accounts continue to be managed by Special Credits whose general partners include TAMCO and four of the Principals of Oaktree. Pursuant to a subadvisory agreement between TAMCO and Oaktree, the Principal Fund is managed by Oaktree, whose business address is 550 South Hope Street, Suite 2200, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.

(a)-(c) & (f)

(i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Vice Chairman of the Board
Marc I. Stern            President
Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.    Executive Vice President & Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant
                         Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance &
                         Administration
Marc I. Stern            Director, Executive Vice President, Group Managing
                         Director & Chief Investment Officer - International
Michael E. Cahill        Managing Director, General Counsel & Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant
                         Secretary

     (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.    Director & Vice Chairman of the Board
Marc I. Stern            Director & Vice Chairman of the Board
Alvin R. Albe, Jr.       Director, Executive Vice President, Finance &
                         Administration
Michael E. Cahill        Director, Managing Director, General Counsel &
                         Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant
                         Secretary
Mark L. Attanasio        Director, Group Managing Director & Chief Investment
                         Officer - Below Investment Grade Fixed Income
Philip A. Barach         Director, Group Managing Director & Chief Investment
                         Officer - Investment Grade Fixed Income
Javier Baz               Director, Managing Director & Chief Investment
                         Officer - International
Robert D. Beyer          Director & Group Managing Director
Nicola F. Galluccio      Director & Managing Director
Arthur R. Carlson        Director & Managing Director
Gerard B. Finneran       Director & Managing Director
Douglas S. Foreman       Director, Group Managing Director & Chief Investment
                         Officer - U.S. Equities

     (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

     (v) Special Credits is the sole general partner of Fund IIIb. See information in paragraph (iv) above regarding Special Credits and its general partners.

     (vi) TAMCO is the sole general partner of the Principal Fund. See information in paragraph (iii) above regarding TAMCO and its executive officers and directors.

     (vii)  The members and executive officers of Oaktree and the portfolio
managers of Fund IIIb, the Special Credits Accounts and the Principal Fund   are
listed below.  The principal address for each member and executive   officer of
Oaktree and each Portfolio Manager of the Fund is 550 S. Hope   Street, Los
Angeles, California 90071.  All individuals listed below are   citizens of the
United States of America.

Executive Officers and Members
------------------------------
Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry Keele              Principal
Russel S. Bernard        Principal
Stephen A. Kaplan        Principal
David Kirchheimer        Managing Director and Chief Financial and
                         Administrative Officer
Kenneth Liang            Managing Director and General Counsel

Portfolio Managers
------------------
Stephen A. Kaplan        Principal
Bruce A. Karsh           President and Principal

(d)-(e)
During the last five years, neither TCWG, TCW, TAMCO, the SpecialCredits Entities, the Principal Fund, Oaktree, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable

ITEM 4.  PURPOSE OF TRANSACTION

On June 12, 1998, the Principal Fund, Fund IIIb, the Special Credits Trusts, the Special Credits Accounts and TAMCO entered into an Agreement to Tender with Armstrong World Industries, Inc. ("Armstrong"), which agreement is attached hereto as Exhibit 4.1 (the "Agreement"). Separately and also on June 12, 1998, Armstrong and the Issuer entered into an Agreement and Plan of Merger providing for Armstrong promptly to make a tender offer for the outstanding shares of Common Stock of the Issuer with a cash offer price of $55.50 per share of Issuer's Common Stock (the "Tender Offer"). Pursuant to the Agreement, the Principal Fund, Fund IIIb, the Special Credits Trusts, the Special Credits Accounts and TAMCO have agreed with Armstrong that they will tender the shares of the Issuer's Common Stock owned by them into the Tender Offer and have agreed to certain other restrictions on their actions consistent with that undertaking including their agreement not to sell such shares nor to solicit purchasers of the shares.


ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

     (a) As of the date of this Amendment No. 12 to Schedule 13D, Fund IIIb beneficially owns 339,709 shares of the Issuer's Common Stock which is approximately 2.30% of the outstanding shares of the Issuer's Common Stock; Special Credits, as the general partner of Fund IIIb and the investment manager of the Special Credits Accounts may be deemed to beneficially own 837,514 shares of the Issuer's Common Stock which is approximately 5.68% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 12 to Schedule 13D, TCW Special Credits Trust beneficially owns 337,717 shares of the Issuer's Common Stock which is approximately 2.29% of the outstanding shares of the Issuer's Common Stock; and TCW Special Credit Trust IIIb beneficially owns 144,815 shares of the Issuer's Common Stock which is approximately 0.98% of the outstanding shares of the Issuer's Common Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 482,532 shares of the Issuer's Common Stock which is approximately 3.27% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 12 to Schedule 13D, the Principal Fund beneficially owns 4,250,085 shares of the Issuer's Common Stock, which is approximately 28.81% of the outstanding shares of the Issuer's Common Stock.

TAMCO, as the managing partner of Special Credits and the general partner of the Principal Fund may be deemed to beneficially own shares of the Issuer's Common Stock held by the Special Credit Entities, Special Credit Accounts, and the Principal Fund, all of which constitutes 5,426,652 shares or approximately 36.79% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 5,909,184 shares of the Issuer's Common Stock (approximately 40.06% of the outstanding shares of the Issuer's Common Stock). TCWG, TCW, TAMCO and Special Credits (except for 339,053 shares owned directly by TAMCO) each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person or entity is the beneficial owner of any securities covered by this Statement.

Oaktree, pursuant to the subadvisory agreement with TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock held by the Principal Fund, which constitutes 4,250,085 shares or approximately 28.81% of the outstanding shares of the Issuer's Common Stock. Bruce A. Karsh, David Richard Masson, Howard S. Marks and Sheldon M. Stone individually own 124,278, 75,997, 61,894 and 41,401 shares of the Issuer's Common Stock, respectively. Oaktree and each of the foregoing individuals disclaims ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person or entity is the beneficial owner of any securities covered by this statement.

     (b) Special Credits, as the sole general partner of Fund IIIb, has discretionary authority and control over all of the assets of Fund IIIb pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by Fund IIIb. In addition, Special Credits, as the investment manager of the Special Credits Accounts has the discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreement relating to such accounts including the power to vote and dispose of 497,805 shares of the Issuer's Common Stock held in the name of the Special Credits Accounts. Therefore, Special Credits has the power to vote and dispose of 837,514 shares of the Issuer's Common Stock, subject to the Agreement.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose of the shares of Issuer's Common Stock held by Special Credits referenced above. In addition, TAMCO, as general partner of the Principal Fund has discretionary authority and control over all of the assets of the Principal Fund pursuant to the limited partnership agreement for such limited partnership. In addition, TAMCO has the sole authority to vote and dispose of 339,053 shares of the Issuer's Common Stock beneficially owned by TAMCO for its own account. Therefore, TAMCO has the power to vote and dispose of 5,426,652 shares of the Issuer's Common Stock, subject to the Agreement.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 482,532 shares of the Issuer's Common Stock, subject to the Agreement.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 5,909,184 shares of the Issuer's Common Stock, subject to the Agreement.

Oaktree, as the fund manager of the Principal Fund pursuant to the subadvisory agreement between TAMCO and Oaktree, may be deemed to have the power to vote and dispose of certain of the shares of the Issuer's Common Stock that the Principal Fund has power to vote and dispose. In addition, Oaktree, as the investment manager of the Oaktree Accounts, has the discretionary authority and control over all of the assets of the Oaktree Accounts pursuant to the investment management agreements relating to such accounts, including the power to vote and to dispose of 203,271 shares of the Issuer's Common Stock held in the name of the Oaktree Accounts. Therefore, Oaktree has the power to vote and dispose of 4,453,356 shares of the Issuer's Common Stock, subject to the Agreement.


     (c) Special Credits and TAMCO described herein, neither Oaktree nor any of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors or general partners has effected transactions involving the Issuer's Common Stock during the period since the filing of Amendment No. 11 to Schedule 13D filed on behalf of the TCW Related Entities and Oaktree.

     (d)  None

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of Fund IIIb, receives a fee for managing all the assets of Fund IIIb. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of each Special Credits Account. Fund IIIb and the Special Credits Accounts have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to partnership and account to account. Certain of the Oaktree Accounts have similar investment strategies of investing in financially distressed entities, while one of the Oaktree Accounts has an investment strategy of investing in high-yield debt instruments but also contributed shares of the Issuer's Common Stock to the account at the inception of its management by Oaktree.

TAMCO, as general partner of the Principal Fund, receives a management fee for its management of the Principal Fund. Pursuant to a subadvisory agreement between TAMCO and Oaktree, the Principal Fund is managed by Oaktree, who receives a portion of the management fee received by TAMCO. The Principal Fund's investment strategy is to invest in entities in which there is a potential for the Principal Fund to exercise significant influence over management. In addition, Oaktree, as investment manager of the Oaktree Accounts, receives management fees or incentive fees for managing the assets of each Oaktree Account.

TCW, as trustee of Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to Fund IIIb and Special Credits Accounts in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities and Special Credits Accounts, and the Principal Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

On June 12, 1998, the Principal Fund, Fund IIIb, the Special Credits Trusts, the Special Credits Accounts and TAMCO entered into an Agreement to Tender with Armstrong World Industries, Inc. ("Armstrong"), which agreement is attached hereto as Exhibit 4.1 (the "Agreement"). Separately and also on June 12, 1998, Armstrong and the Issuer entered into an Agreement and Plan of Merger providing for Armstrong promptly to make a tender offer for the outstanding shares of Common Stock of the Issuer with a cash offer price of $55.50 per share of Issuer's Common Stock (the "Tender Offer"). Pursuant to the Agreement, the Principal Fund, Fund IIIb, the Special Credits Trusts, the Special Credits Accounts and TAMCO have agreed with Armstrong that they will tender the shares of the Issuer's Common Stock owned by them into the Tender Offer and have agreed to certain other restrictions on their actions consistent with that undertaking including their agreement not to sell such shares nor to solicit purchasers of the shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1.1- Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Triangle Pacific Corporation dated as of July 19, 1995.

Exhibit 4.1 Agreement to Tender among Fund IIIb, the Special Credits Trusts, the Special Credits Accounts, the Principal Fund, TAMCO and Armstrong World Industries, Inc. dated June 12, 1998.

                                     SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 18th day of June, 1998.

THE TCW GROUP, INC.


/s/ MICHAEL E. CAHILL
-------------------------------------
Michael E. Cahill,
Managing Director and General Counsel

TRUST COMPANY OF THE WEST


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang,
Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang,
Authorized Signatory


TCW SPECIAL CREDITS

/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang,Authorized Signatory of
TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IIIb


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW Special
Credits Fund V - The Principal Fund

TCW SPECIAL CREDITS TRUST


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIb


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust IIIb

OAKTREE CAPITAL MANAGEMENT, LLC


/s/ KENNETH LIANG
-------------------------------------
Kenneth Liang, Managing Director and
General Counsel

                                      SCHEDULE I
                                  BOARD OF DIRECTORS
                                          OF
                                   TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                               CARLA A. HILLS
Former Chairman & CEO                         1200 19TH Street, N.W.
Southern California Edison                    5th Floor
2244 Walnut Grove Blvd.                       Washington, DC 20036
Rosemead, CA  91770

JOHN M. BRYAN                                 DR. HENRY A. KISSINGER
Partner                                       Chairman
Bryan & Edwards                               Kissinger Associates, Inc.
600 Montgomery St., 35th Floor                350 Park Ave., 26th Floor
San Francisco,  CA 94111                      New York, NY 10022

ROBERT A. DAY                                 THOMAS E. LARKIN, JR.
Chairman of the Board,                        President
Chairman and Chief Executive Officer          Trust Company of the West
Trust Company of the West                     865 S. Figueroa St., Suite 1800
200 Park Avenue, Suite 2200                   Los Angeles, CA 90017
New York, New York 10166

DAMON P. DE LASZLO, ESQ.                      KENNETH L. LAY
Managing Director of Harwin                   Enron Corp.
Engineers S.A., Chairman & D.P.               1400 Smith Street
Advisers Holdings Limited                     Houston, TX  77002-7369
Byron's Chambers
A2 Albany, Piccadilly                         MICHAEL T. MASIN, ESQ.
London W1V 9RD - England                      Vice Chairman
(Citizen of United Kingdom)                   GTE Corporation
                                              One Stamford Forum
                                              Stamford, CT  06904

WILLIAM C. EDWARDS                            EDFRED L. SHANNON, JR.
Partner - Bryan & Edwards                     Investor/Rancher
3000 Sand Hill Road, Suite 190                1000 S. Fremont Ave.
Menlo Park, CA  94025                         Alhambra, CA  91802

ERNEST O. ELLISON                             ROBERT G. SIMS
Vice Chairman                                 Private Investor
Trust Company of the West                     11828 Rancho Bernardo,Box 1236
865 South Figueroa St., Suite 1800            San Diego, CA  92128
Los Angeles, California 90017

HAROLD R. FRANK                               MARC I. STERN
Chairman of the Board                         President
Applied Magnetics Corporation                 TCW Group, Inc.
75 Robin Hill Rd.                             865 South Figueroa St., Ste 1800
Goleta, CA 93017                              Los Angeles, CA 90017

                                   EXHIBIT INDEX

                                                                    Sequential
Exhibit                                                                Page
Number                             Description                        Number
------                             -----------                        ------

1.1        Agreement of TCW Related Entities regarding a joint
           Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Triangle Pacific Corporation dated as of July 19, 1995.


4.1 Agreement to Tender among Fund IIIb, the Special Credits Trusts, the Special Credits Accounts, the Principal Fund, TAMCO and Armstrong World Industries, Inc. dated June 12, 1998.